First Phosphate Confirms Significant High-Quality Igneous Phosphate Deposit at its Bégin-Lamarche Project in the Saguenay-Lac-St-Jean Region, Quebec au Canada

Saguenay. Quebec - July 25, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce that all results from its drilling program at its Bégin-Lamarche project are now available.

The 99 hole drill program totaling 25,929 m completed on its Bégin-Lamarche project has uncovered a significant high-quality igneous phosphate deposit. The drilling has shown continuous phosphate mineralization over a length of 2,400 m spread across 3 mineralized zones. A NI 43-101 resource estimate is now underway and will be immediately followed by a Preliminary Economic Assessment ("PEA").

"This drilling campaign has confirmed the presence of a high-quality igneous phosphate deposit in-line with expectation and in a logistically-favourable mining area at just 70 km from the deep-water port of Saguenay, Quebec," said John Passalacqua, CEO of First Phosphate. "We have already initiated a 43-101 resource estimate, which will be available in the coming months which will be immediately followed by a PEA."

Mountain Zone and Northern Zone

A total of 23 drill holes were completed in the Mountain Zone totaling 5,023 m. The Mountain Zone shows grades of more than 10% P2O5 over widths ranging from 7 m to 99 m. The phosphate mineralized zones in the Mountain Zone reach a thickness of 177 m (Table 1). The Mountain Zone contains several veins of massive apatite of up to 2 meters thick. The Mountain Zone has been drilled over a total length of 250 m to date. This zone begins to merge (from the Southwest) with the Northern Zone (Figure 1) where a phosphate mineralized envelope (500 m thick) has been delineated by 19 drill holes totaling 4,831 m (Table 2). This zone further consists of 5 individual layers ranging from 60 m to 100 m in thickness from the surface continuing to a depth of 300 m. The total length of the Mountain Zone and the Northern Zone is approximately 600 m. The Mountain and Northern Zones remain open at depth.

Table 1 - Results for the Mountain Zone

MOUNTAIN ZONE
Drill Hole	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-46	155.2	177.6	22.4	14.33	5.83	28.28
BL-24-48	32.0	39.65	7.65	15.01	2.59	19.17
BL-24-51	70.0	111.0	41.0	7.72	1.88	16.09
BL-24-53	70.1	132.4	62.3	9.50	4.12	28.45
BL-24-53	154.1	246.0	91.9	6.92	3.50	20.08
BL-24-56	6.5	99.0	92.5	11.82	5.29	30.96
BL-24-56	123.0	162.0	39.0	8.43	3.18	17.56
BL-24-59	6.55	59.4	52.85	12.44	5.65	33.60
BL-24-62	69.0	144.65	75.65	9.97	3.66	20.71
BL-24-64	3.0	42.0	39.0	9.06	4.11	25.45
BL-24-67	3.0	87.0	84.0	11.85	5.09	32.49
BL-24-69	29.0	65.1	36.1	9.81	3.26	22.36
BL-24-74	82.0	102.3	20.3	10.30	4.28	19.01
BL-24-76	49.0	64.25	15.3	11.27	4.40	24.29
BL-24-78	47.55	102.7	55.15	8.72	3.18	19.87
BL-24-80	2.4	74.55	72.15	6.59	2.37	16.23
BL-24-82	6.0	83.7	77.7	11.07	3.28	18.63
BL-24-85	102.0	134.0	32.0	11.54	4.28	25.80
BL-24-90	6.0	90.0	84.0	10.15	2.82	21.43
BL-24-92	15.0	192.0	177.0	8.13	3.89	22.49
BL-24-94	51.0	150.0	99.0	11.38	3.98	25.37
BL-24-95	6.0	162.0	156.0	8.90	4.14	20.97
BL-24-98	18.0	33.0	15.0	4.62	2.24	12.74
BL-24-102	180.0	231.0	51.0	7.53	3.01	19.84
BL-24-104	6.0	93.0	87.0	8.43	4.35	22.30

Table 2 - 2023-2024 Results for the Northern Zone

NORTHERN ZONE
Drill Hole	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-23-01	131.9	215.4	83.5	7.82	4.16	27.13
BL-23-02	143.75	201.0	57.3	8.35	3.38	23.68
BL-23-03	13.8	78.0	64.2	8.43	4.37	28.17
BL-23-03	143.0	201.0	58.0	3.94	3.03	19.58
BL-23-04	4.8	76.7	71.9	4.28	2.78	15.29
BL-23-05	105.15	222.0	116.85	4.45	2.90	21.16
BL-23-06	7.3	66.8	59.5	6.55	4.41	27.72
BL-23-06	201.0	295.25	94.25	6.10	3.70	25.55
BL-23-07	53.5	195.7	142.2	4.62	3.67	21.46
BL-23-08	62.65	94.1	31.45	5.89	2.73	14.93
BL-23-09	39.0	91.75	52.75	4.45	3.11	20.13
BL-23-10	74.15	159.0	84.9	4.57	2.65	17.63
BL-23-10	252.2	311.0	58.8	7.14	3.30	24.05
BL-23-18	55.9	141.45	85.55	8.75	4.18	28.82
BL-23-19	197.4	308.2	110.8	7.02	3.30	25.46
BL-23-20	56.2	102.3	46.1	4.48	2.73	19.65
BL-23-21	122.85	255.0	132.15	6.75	3.94	24.37
BL-24-22	195.0	259.0	64.0	5.80	2.94	21.04
BL-24-23	21.0	175.1	154.1	7.02	4.40	27.34
BL-24-26	6.9	96.0	89.1	9.44	3.92	27.59
BL-24-27	138.0	189.0	51.0	4.41	3.05	20.62
BL-24-29	99.0	276.0	177.0	4.46	3.63	22.85
BL-24-31	119.85	213.8	93.95	7.16	3.49	18.76
BL-24-32	159.0	228.0	69.0	5.51	3.82	24.60
BL-24-34	93.0	192.0	99.0	6.34	2.74	20.09
BL-24-36	234.0	342.0	108.0	6.83	4.33	28.34
BL-24-38	No significant results
BL-24-39	102.0	150.0	48.0	5.51	2.20	16.64
BL-24-40	186.0	274.2	88.2	7.76	2.86	21.87
BL-24-42	6.6	188.7	182.1	5.04	3.09	17.77
BL-24-44	192.4	283.0	90.6	7.48	3.38	23.64
BL-24-105	132.0	144.65	12.65	5.12	2.38	17.53
BL-24-107	29.1	132.25	103.15	7.67	4.19	25.71
BL-24-107	217.1	360.0	142.9	8.86	4.47	30.20
BL-24-109	6.9	49.4	42.5	10.12	4.80	28.55
BL-24-116	256.0	304.0	48.0	7.46	3.95	22.77
BL-24-119	6.0	57.5	51.5	6.00	4.07	24.82

Southern Zone

The Southern Zone was drilled at 100 m spaced sections over a length of 1,700 m by 57 drill holes totaling 15,219 m. Results from the Southern Zone show continuous widths of over 100 m of phosphate mineralization (Table 3). The Southern Zone remains open at depth.

Table 3 - 2023-2024 Results for the Southern Zone

SOUTHERN ZONE
Drill Hole	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-23-11	24.1	36.3	12.2	4.81	0.32	10.15
BL-23-12	53.1	182.3	129.2	4.83	2.95	18.39
BL-23-13	139.6	225.0	85.4	4.08	2.58	13.39
BL-23-14	18.0	151.5	133.5	5.00	4.15	27.17
BL-23-15	50.0	183.7	133.7	4.52	3.40	20.05
BL-23-16	36.1	64.8	28.7	7.60	3.88	22.09
BL-23-16	97.0	131.5	34.5	9.99	5.50	29.83
BL-23-17	13.0	79.0	66.0	2.59	2.15	12.84
BL-24-24	61.3	190.9	129.6	5.22	3.63	22.32
BL-24-25	74.2	117.0	42.8	9.89	3.54	28.65
BL-24-28	73.25	152.2	78.95	5.48	4.07	24.68
BL-24-30	33.0	78.65	45.65	4.28	2.97	19.83
BL-24-33	3.8	110.0	106.2	5.00	3.70	21.19
BL-24-35	212.5	253.7	41.2	6.25	3.44	19.55
BL-24-37	84.0	126.0	42.0	6.03	4.47	28.57
BL-24-41	96.0	141.0	45.0	5.18	3.08	17.68
BL-24-43	111.0	369.0	258.0	5.41	4.33	22.19
BL-24-45	22.0	60.0	38.0	7.97	3.15	20.54
BL-24-47	153.0	304.0	151.0	3.89	3.36	19.51
BL-24-49	72.5	105.5	33.0	8.65	3.77	24.05
BL-24-50	4.2	93.0	88.8	5.90	4.14	23.62
BL-24-52	204.0	247.7	43.7	7.04	3.62	24.50
BL-24-54	61.1	101.1	40.0	9.18	4.80	28.16
BL-24-55	4.0	194.8	190.8	4.60	3.64	19.83
BL-24-57	183.9	194.0	10.1	6.58	3.86	22.58
BL-24-58	81.0	144.0	63.0	4.02	3.46	18.82
BL-24-60	3.7	197.7	194.0	5.21	3.81	22.50
BL-24-61	No significant results
BL-24-63	37.7	297.0	259.3	5.21	3.80	21.65
BL-24-70	73.6	148.0	74.4	4.27	3.49	20.55
BL-24-71	73.3	174.9	101.6	4.76	3.52	19.60
BL-24-72	196.0	305.0	109.0	4.72	3.70	21.26
BL-24-73	195.2	366.0	170.8	5.23	4.13	22.38
BL-24-75	118.2	135.0	16.8	6.01	4.34	26.65
BL-24-77	174.0	360.0	186.0	4.53	3.23	19.64
BL-24-79	No significant results
BL-24-81	190.15	265.3	75.15	5.05	3.61	20.30
BL-24-83	5.0	216.6	211.6	5.81	3.52	24.00
BL-24-84	205.9	283.0	77.1	8.41	4.14	22.75

SOUTHERN ZONE
Drill Hole	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-86	9.3	44.55	35.25	6.24	4.46	23.61
BL-24-87	173.6	198.0	24.4	7.12	5.57	28.79
BL-24-88	219.0	363.0	144.0	7.18	4.61	31.02
BL-24-89	233.0	345.0	112.0	5.99	4.67	25.64
BL-24-91	84.0	129.0	45.0	7.63	4.05	24.55
BL-24-93	132.0	349.4	217.4	4.92	4.08	21.90
BL-24-96	66.0	78.0	12.0	9.19	3.46	21.77
BL-24-97	12.0	97.5	85.5	5.79	4.67	26.73
BL-24-99	92.0	122.5	30.5	7.25	4.03	24.94
BL-24-100	6.8	76.4	69.6	4.88	3.91	23.08
BL-24-101	82.0	103.5	21.5	5.32	3.58	15.79
BL-24-103	21.2	93.0	71.8	5.05	3.20	21.08
BL-24-106	6.0	51.0	45.0	4.57	3.21	16.61
BL-24-108	6.0	26.9	20.9	10.47	5.62	34.41
BL-24-110	5.35	41.3	36.0	5.74	3.91	21.14
BL-24-111	7.0	238.4	231.4	4.96	3.13	17.81
BL-24-112	38.0	159.0	121.0	4.73	3.81	20.83
BL-24-112	182.5	278.0	95.5	7.38	3.92	22.85
BL-24-113	171.0	256.65	85.65	6.36	2.88	16.48
BL-24-114	173.0	279.0	106.0	5.25	3.70	22.65
BL-24-115	10.85	46.0	35.15	5.40	3.24	18.32
BL-24-117	No significant results
BL-24-118	143.75	176.0	32.3	5.00	3.75	16.81
BL-24-120	73.0	133.75	60.8	4.20	2.65	15.51

Detailed results for the 2023 and 2024 drill programs are available at:

July 10, 2024: https://firstphosphate.com/10_juillet_2024

May 14. 2024: https://firstphosphate.com/May_14_2024

April 23. 2024: https://firstphosphate.com/April_23_2024

April 2. 2024:  https://firstphosphate.com/drilling-2m-vein-of-massive-apatite

March 19. 2024:  https://firstphosphate.com/initial-assay-results

June 5, 2023: https://firstphosphate.com/begin-lamarche-2023

Figure 1 - Drill Map for the 2023 / 2024 Drill Programs at Bégin-Lamarche

Figure 2 - The 3 Main Zones at Begin-Lamarche

Quality Assurance / Quality Control

The sampling of, and assay data from, the drill core is monitored through the Company's implementation of a quality assurance - quality control (QA-QC) program designed to the CIM Mineral Exploration Best Practices Guidelines.

A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Drill core (NQ size) is logged and samples are selected by Laurentia Exploration Inc. geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 3 metres in length depending on the geological observations. A blank and a standard are inserted at the beginning of each sample batch, usually one complete hole, and a blank and a standard are then inserted alternatively each 10 samples. Half-core samples are packaged and sent by ground transportation in sealed rice bags to an independent laboratory, Activation Laboratories Ltd. of Ancaster, Ontario (ISO/IEC 17025:2005 with CAN-P-1579). The core samples are crushed up to 80% passing 2mm (10 mesh), riffle split 250 g and pulverized (mild steel) to 95% passing -200 mesh. Each sample is analyzed for whole rock analysis (code 4B) for 10 major oxides and 7 trace elements by lithium metaborate/tetraborate fusion of 3g of material and analyze by ICP-OES. The laboratory has its own QA/QC protocols.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material ("CAM") for the lithium iron phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP CAM emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking-statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Bégin-Lamarche Property; and the Company's interpretations and expectations about the results on the Bégin-Lamarche Property.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian and United States securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 and Annual Report on Form 20-F which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.